

October 27, 2011

Via E-mail
Ross Lavnikevich
Chief Executive Officer
iGenii, Inc.
40 Exchange Place
New York, New York 10005

> **Re:** **iGenii, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed October 24, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 0-54227**

Dear Mr. Lavnikevich:

We have reviewed your response letter dated October 24, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2010

General

1. We note that the amendment, filed in response to comment three in our letter dated October 6, 2011, included the facing page, an explanatory note and a signature page reflecting the signatures required by Form 10-K. Since your initial filing did not include the required signatures, please file an amendment that includes the complete text of each item as amended with required signatures. In addition, please note that an amendment to any report is required to include new (currently dated) certifications by each principal

executive and principal financial officer of the registrant as specified in Exchange Act Rules 13a–14(a) and 13a-14(b). Refer to Exchange Act Rule 12b-15.

Item 9A. Controls and Procedures

2.   We understand that your response to comment one in our letter dated October 6, 2011 sets forth proposed revisions to your disclosures to comply with the requirements of Items 307 and 308 of Regulation S-K. Please confirm our understanding or otherwise advise. In addition, please tell us in detail how your chief executive officer and chief financial officer are able to conclude that disclosure controls and procedures and internal control over financial reporting are effective as of the end of the period in light of the material weakness disclosed in your initial filing. Finally, as previously requested, please amend your filing to provide the disclosures required by Item 307 and 308 of Regulation S-K.

Item 10. Directors, Executive Officers, Promoters and Control Persons

3.   We reviewed your response to comment two in our letter dated October 6, 2011. Please revise to disclose that your executive officers and directors did not receive or earn any cash or non-cash compensation during the last two fiscal years.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief